Exhibit 99.7

Exhibit 99.7

INTRODUCTION | ABOUT SASOL    STRATEGIC OVERVIEW    CREATING VALUE    DELIVERING    GOVERNANCE AND REWARDS    ADMINISTRATION

# GOVERNANCE | GOVERNANCE AT A GLANCE

## Maintaining sound governance

Sound corporate governance is essential at Sasol. It is the cornerstone of our business and the foundation of our strategy which supports the delivery of Future Sasol.

Our governance structure forms an integral part of how we do business.

The focus of the Board is to ensure that strategy, sustainability, risk and performance considerations are appropriately balanced and effectively integrated in all we do.



**WE REMAIN COMMITTED TO:**

- The safety of our people – our top priority. We promote a caring safety culture and are focused on Zero Harm.
- Ensuring an ethical culture.
- Promoting environmental, social and governance (ESG) considerations. This is reflected in our Purpose – 'Innovating for a better world' – as well as our strategic direction.

## Human Rights


SASOL CODE OF CONDUCT 2022

We align our practices with the United Nations Guiding Principles on Business and Human Rights. Our compliance efforts are governed by various policies and practices which include, among others, the following:

Code of Conduct | Human Rights Policy | Human Resources Policy | Safety, Health and Environmental Policy | Supplier Code of Conduct | Supply Chain Policy | Supplier Industrial Relations Procedure | Security Policy

We updated the Sasol Code of Conduct (the Code) to reflect a world where there is a collective responsibility on business to address ethical issues in decision-making. Together with our values, Purpose and strategy, the updated Code serves as a foundation of how we behave and manage our businesses. We do business in an ethical way.

Our Whistle-blower Policy sets out our commitment to protecting all stakeholders who, in good faith, report contraventions of the Code, values, Sasol Policies or regulatory requirements.

## Sustainability

Advanced progress on incorporating the Ten Principles of the UN Global Compact in growing a sustainable business

Aim to be improve our overall ESG performance ratings

| ESG Rating Agency | Our rating |
|---|---|
| S&P Global CSA (DJSI) | 54% |
| MSCI | BB |
| SustainAlytics | 39,1 (high risk exposure) |
| FTSE Russell (FTSE4Good) | Included |
| CDP Climate Change | A- |
| CDP Water | A- |

We are committed to implementing measures to improve our ESG performance and have set our Net Zero emissions ambition for 2050 and a target for a 30% reduction in greenhouse gas emissions by 2030.

- Over a decade of 'Excellent' rating in *EY Excellence in Integrated Reporting Awards* for our Integrated Report.
- Rated top in our sector – Energy, Natural Resources and Chemicals, in Integrated Reporting Assurance Services (IRAS) 2021 annual review for our Sustainability Report.

## Stakeholder communication

We continue to consider issues around stakeholder perceptions and the Board takes the legitimate interests and expectations of stakeholders into account when making decisions. A systematic and integrated approach to stakeholder engagement is in place across the Group.

Extensive engagement across the spectrum of Sasol's numerous and diverse stakeholders informs our holistic climate change management approach. Sasol is committed to maintaining this level of engagement and transparency as it is an effective mechanism to help us understand shareholder concerns and expectations in order to make informed decisions regarding Sasol's climate change governance, reporting and disclosures and other matters of import to stakeholders.

SASOL INTEGRATED REPORT 2022 56

INTRODUCTION | ABOUT SASOL    STRATEGIC OVERVIEW    CREATING VALUE    DELIVERING    GOVERNANCE AND REWARDS    ADMINISTRATION

# GOVERNANCE



## Governance at Sasol

We are a values-based organisation and are committed to the highest standards of business integrity and ethics in all our activities. The Board ensures that Sasol is governed effectively in accordance with good corporate governance practice, appropriate and relevant non-binding industry rules, codes and standards and internal control systems. The Board is satisfied that it fulfilled all its duties and obligations in the 2022 financial year.

## Compliance

As a company listed on the Johannesburg Stock Exchange (JSE) and on the New York Stock Exchange (NYSE) for purposes of our American Depositary Receipt programme, Sasol is subject to, and has implemented controls to provide reasonable assurance of its compliance with all relevant requirements in respect of its listings. The Board confirms that Sasol complies in most significant respects with the governance standards imposed on domestic United States' companies listed on the NYSE and that we apply all the principles of the King IV™ Report on Corporate Governance for South Africa 2016 (King IV™).

The Board further confirms that the Company is in compliance with the provisions of the Companies Act 71 of 2008 (the Companies Act) specifically relating to its incorporation and is operating in conformity with its Memorandum of Incorporation. Specific areas of law have been identified as key Group legal compliance risk areas (safety, health and environmental laws, anti-bribery and anti-corruption laws and competition law) and risk mitigation controls have been implemented for each of these areas, aiming to achieve a balanced approach on compliance taking into consideration Sasol's obligations and also the Company's rights. The Board and its Committees continue to closely monitor the implementation of the Company's legal compliance policy and processes and improve thereon to mitigate the risk of non-compliance with the laws in the various jurisdictions in which Sasol does business.

In the year under review, there were no material violations of any laws or regulations, nor were any material penalties or fines imposed on the Company or its directors for contraventions of any laws or regulations.

## The Company Secretary

The effective functioning of the Board is facilitated and supported by the Company Secretary, Ms Michelle du Toit, who was appointed as the Group Company Secretary of Sasol Limited on 1 January 2021. She is not a Director of Sasol Limited.

Having considered the competence, qualifications and experience of Ms du Toit, the Board is satisfied that she is competent and has the appropriate qualifications and experience to serve as the Company Secretary. The Company Secretary provides a central source of guidance and support to the Board on matters of good governance and changes in legislation while maintaining an arm's length relationship with the Board and the Directors.

A statement on Sasol's application of the principles of King IV™ is available on www.sasol.com.

For more details on the responsibilities, powers, policies, practices and processes of the Board, its Directors and the Company's executives and other officials, refer to the Board Charter, together with the Company's Memorandum of Incorporation on our website, www.sasol.com.

## Our governance structure

The Group's governance structures are regularly reviewed and provide for the assignment of authority while enabling the Board to retain effective control. The structures support effective and ethical leadership, good corporate citizenship and sustainability and are applied in the best interests of Sasol and our stakeholders. The necessary policies and processes are in place to ensure all entities in the Group adhere to essential Group requirements and minimum governance standards.


SASOL LIMITED SHAREHOLDERS
SASOL LIMITED BOARD
Audit Committee
Capital Investment and Digital Committee
Nomination and Governance Committee
Remuneration Committee
Safety, Social and Ethics Committe
PRESIDENT AND CHIEF EXECUTIVE OFFICER (CEO)
GROUP EXECUTIVE COMMITTEE[1]
Ad hoc GEC mandating and steering committees
Capital Structuring and Allocation Committee
Disclosure Working Group
Safety Committee
Sanctions Compliance Committee
EXECUTIVE VICE PRESIDENTS
Subsidiaries (wholly-owned), Sasol Energy, Sasol Chemicals and Sasol ecoFT Businesses and Corporate Centre
Subsidiary (wherein external shareholder) and JV Boards and shareholders
STAKEHOLDERS
ETHICAL FOUNDATION
RISKS/OPPORTUNITIES
CONTROL/ASSURANCE
DISCLOSURES

1 The Board appoints Group Executive Committee members on the recommendation of the CEO and the Nomination and Governance Committee.

SASOL INTEGRATED REPORT 2022 57

INTRODUCTION | ABOUT SASOL
STRATEGIC OVERVIEW
CREATING VALUE
DELIVERING
GOVERNANCE AND REWARDS
ADMINISTRATION

# GOVERNANCE (CONTINUED)

## Our Board of Directors

Our Board of Directors is responsible for the strategic direction and control of the Company and brings independent, informed and effective judgement to bear on material decisions reserved for the Board. Its sets the tone for ethical and effective leadership.

The Board's diversity and skills ensure that Sasol is guided to deliver growth to all our stakeholders. The careful selection of individual directors to ensure the most appropriate combination of expertise and experience underpins the effectiveness of the Board in fulfilling its role.



**Sipho Nkosi**

Independent non-Executive Director and Chairman (appointed: 2019)

**Date of birth:** 1954 (68)
**Nationality:** South African
**Qualifications:** BCom, BCom (Economics) (Hons), MBA
**Committee:**
- Chairman of the Nomination and Governance Committee

**Member:**
- Remuneration Committee

**Manuel Cuambe**

Independent non-Executive Director (appointed: 2016)

**Date of birth:** 1962 (60)
**Nationality:** Mozambican
**Qualifications:** BEng, Post-graduate Certificate in Management Studies
**Committee:**
**Member:**
- Capital Investment and Digital Committee
- Safety, Social and Ethics Committee
- Remuneration Committee

**Muriel Dube**

Independent non-Executive Director (appointed: 2018)

**Date of birth:** 1972 (50)
**Nationality:** South African
**Qualifications:** BA (Human Sciences), BA (Hons) (Politics), MSc (Environmental Change and Management), Executive Certificate: Climate Change and Development, HIID
**Committee:**
- Chairman of the Safety, Social and Ethics Committee

**Member:**
- Capital Investment and Digital Committee
- Nomination and Governance Committee

**Martina Flöel**

Independent non-Executive Director (appointed: 2018)

**Date of birth:** 1960 (62)
**Nationality:** German
**Qualifications:** MSc (Chemistry) PhD (Chemistry)
**Committee:**
**Member:**
- Capital Investment and Digital Committee
- Remuneration Committee
- Safety, Social and Ethics Committee

**Fleetwood Grobler**

Executive Director and President and Chief Executive Officer (appointed: 2019)

**Date of birth:** 1961 (61)
**Nationality:** South African
**Qualifications:** BEng (Mech)
**Committee:**
**Member:**
- Safety, Social and Ethics Committee
- Capital Investment and Digital Committee

**Kathy Harper**

Independent non-Executive Director (appointed: 2020)

**Date of birth:** 1963 (59)
**Nationality:** American
**Qualifications:** BSc (Industrial Management), MBA
**Committee:**
**Member:**
- Audit Committee

**Vuyo Kahla**

Executive Director (appointed: 2019)

**Date of birth:** 1970 (52)
**Nationality:** South African
**Qualifications:** BA, LLB
**Committee:**
**Member:**
- Safety, Social and Ethics Committee
- Capital Investment and Digital Committee



**Trix Kennealy**

Independent non-Executive Director (appointed: 2017)

**Date of birth:** 1958 (64)
**Nationality:** South African
**Qualifications:** BCom (Accountancy) (Hons)
**Committee:**
- Chairman of the Audit Committee

**Member:**
- Capital Investment and Digital Committee
- Nomination and Governance Committee

**Nomgando Matyumza**

Independent non-Executive Director (appointed: 2014)

**Date of birth:** 1963 (59)
**Nationality:** South African
**Qualifications:** BCom, BCompt (Hons), CA(SA) LLB
**Committee:**
**Member:**
- Remuneration Committee
- Audit Committee

**Mpho Nkeli**

Independent non-Executive Director (appointed: 2017)

**Date of birth:** 1964 (58)
**Nationality:** South African
**Qualifications:** BSc (Environmental Science), MBA
**Committee:**
- Chairman of the Remuneration Committee

**Member:**
- Safety, Social and Ethics Committee
- Nomination and Governance Committee

**Hanré Rossouw**

Executive Director and Chief Financial Officer (appointed: 2022)

**Date of birth:** 1975 (47)
**Nationality:** South African British
**Qualifications:** BEng, BCom (Hons), MBA
**Committee:**
**Member:**
- Capital Investment and Digital Committee

**Stanley Subramoney**

Independent non-Executive Director (appointed: 2021)

**Date of birth:** 1958 (63)
**Nationality:** South African
**Qualifications:** BCompt (Hons) (Accounting Science), CA(SA)
**Committee:**
**Member:**
- Audit Committee
- Remuneration Committee

**Stephen Westwell**

Independent non-Executive Director and Lead Independent Director (appointed: 2012)

**Date of birth:** 1958 (64)
**Nationality:** British
**Qualifications:** BSc (Mech Eng) MSc (Management), MBA
**Committee:**
Chairman of the Capital Investment and Digital Committee
**Member:**
- Safety, Social and Ethics Committee
- Nomination and Governance Committee
- Audit Committee

In terms of our Memorandum of Incorporation, the Board shall consist of a maximum of 16 Directors. Up to five may be Executive Directors. One-third of Directors must retire at every Annual General Meeting and are eligible for re-election. The Board determined that it will comprise a maximum of 14 directors.

The roles and functions of the Chairman, Lead Independent Director and President and CEO are described in the Board Charter available on our website at www.sasol.com.

20-F For the skills and experience of each Director refer to the Form 20-F available on our website at www.sasol.com.

Mr C Beggs retired as Independent non-Executive Director of Sasol Limited on 31 August 2021. Messrs ZM Mkhize and PJ Robertson retired as Independent non-Executive Directors of Sasol Limited at the conclusion of Sasol Limited's Annual General Meeting on 19 November 2021. Mr P Victor resigned as Executive Director and Chief Financial Officer on 30 June 2022.

SASOL INTEGRATED REPORT 2022 58

INTRODUCTION | ABOUT SASOLCREATING VALUEGOVERNANCE AND REWARDSSTRATEGIC OVERVIEWADMINISTRATIONDELIVERINGSASOL INTEGRATED REPORT 202259 Policy on diversity It is the Board’s policy that broader diversity at Board level will be promoted, all facets of diversity will be considered in determining the optimal composition of the Board and, where possible, be balanced appropriately. All Board appointments are made on merit, having due regard for the benefits of diversity which the Board as a whole requires to be effective.Women% 46%2022 40%2023 target Historically disadvantaged individuals 67%2022 50%2023 target % of South African DirectorsAgeyears 240– 50 years 551 – 60 years 661 – 70 years Independence 10Non-Executive Directors 3Executive Directors GOVERNANCE (CONTINUED) Our Board has the following skills and expertise(% of Directors): Sales and manufacturingSocial, SHE and SustainabilityChemicalsEngineeringGlobal oil and gasMergers and acquisitionsPublic Policy and RegulatoryLegal and ComplianceGlobal experienceHuman resources and RemunerationStrategy and RiskFinanceCapital Projects 46383838692338693846469285 * Attendance record: Due to prior commitments, Ms MEK Nkeli and Mr FR Grobler could not attend a special meeting that had not been scheduled in advance. Skills and experience of our BoardTenure, independence and succession All non-Executive Directors are considered to be independent and the Board has determined that Directors may serve on the Board for up to nine years, extendable annually up to a maximum of 12 years. The Board’s succession plans aim to achieve an optimal balance between independence and continuity on both the Board and our Board Committees. It is for this reason that the Board extended the term of our Lead Independent Director, Stephen Westwell, following a review and confirmation of his independence. His experience, knowledge and independent judgement continue to benefit the Company. The Nomination and Governance Committee considers the independence of Directors and their other commitments when they are first appointed, as well as annually, or at any other time when a Director’s circumstances change and warrant re-evaluation. This is done to determine whether a Director has sufficient time to discharge his or her duties effectively and is free from conflicts that cannot be managed satisfactorily. Should the Nomination and Governance Committee be of the view that a Director is over-committed or has an unmanageable conflict, the Chairman will meet with that Director to discuss the resolution of the matter to the satisfaction of the Committee. The Nomination and Governance Committee is of the view that no Director is over-committed. Focus areas of the Board and its Committees The Board Charter and Board Committees’ terms of reference are reviewed as and when required but at least every second year to ensure they remain relevant and aligned with the Companies Act and other relevant regulatory requirements, King IVTM and governance best practices.The Board uses its meetings to discharge its governance and regulatory responsibilities. Its work plan and those of its Committees outline the matters which should be dealt with at meetings and are aligned with the responsibilities and requirements set out in the Board Charter and the Committees’ terms of reference. Matters considered include operational and financial performance, matters of strategy, risk and opportunity, ESG and compliance, and matters reserved for Board decision-making.There are seven Board meetings a year. The Board also meets twice a year to discuss strategy. For the reporting period, the Board held its seven meetings, two strategy meetings and four additional special meetings. Diversity Effective and ethical leaders complement and reinforce each other. By setting an example of doing business responsibly, Directors demonstrate their continued commitment to Sasol’s values. Creating an ethical culture and collective perspective is essential.Our Directors must:•have strong values, ethics and integrity;•foster unity and commitment;•follow a risk-based approach;•facilitate open frank communication with management;•have meaningful discussions/ask critical questions; and•not dominate discussions. Tenure13directors0 – 3 years64 – 8 years69+ years1 13Meetings97%*Attendance Sasol recognises the benefits of having a diverse Board. Directors are chosen for their corporate leadership skills, experience and expertise. A combination of different business, geographic and academic backgrounds as well as diversity in age, gender and race allow for robust debate and more considered decision-making, supporting the sustainable growth of the business. For the skills and experience of each director refer to the Form 20-F.

INTRODUCTION | ABOUT SASOL    STRATEGIC OVERVIEW    CREATING VALUE    DELIVERING    GOVERNANCE AND REWARDS    ADMINISTRATION

# GOVERNANCE (CONTINUED)

## Key issues the Board focused on in 2022 and remains invested in going forward:

Making sure our people return home safely is a priority of the Board. Fatalities are unacceptable. Significant time has been devoted to monitor processes implemented to ensure Zero Harm.

MM

To transition to Future Sasol, we need to lead in the energy transition, deliver on our emission-reduction targets and meet our air quality compliance obligations. We have invested significant time in plotting our journey. It is essential that we align with an integrated Just Transition programme and incorporate localisation and economic empowerment in our journey. We need to expand our growth opportunities through partnerships and source affordable feedstock; for this we need capital to invest in new technologies and attract suitable talent.

MM


1
2
3
4
SUSTAINABLE SASOL
People
Planet
Profit
FUTURE SASOL

Resilience, operational performance, delivery as promised and cash flow improvement remain essential, especially considering that the market volatility, geopolitical uncertainty and disruptions we have seen in the past year will probably remain factors impacting performance going forward. We need to be resilient in our response.

MM

Strengthening our partnerships and co-developing sustainable solutions with our stakeholders for economic transformation and localisation remain key. Tracking and delivery of our commitments to stakeholders is essential and we are committed to maintain regular and transparent communication and disclosure to ensure we continue building credibility and trust.

MM

OUR MATERIAL MATTERS: Safety of our people | Transforming for resilience | Responsibly decarbonising for Future Sasol | Environmental stewardship | Strengthening relationships with stakeholders





## Board effectiveness

Newly appointed Directors are apprised of Sasol's business, their duties and responsibilities as Directors and are given the opportunity to visit Sasol's plants and operations. The development of industry and Group knowledge is a continuous process and Directors are briefed on legal developments and changes in the risk and general business environment on an ongoing basis.

The Board, its Committees and Directors are entitled to seek independent professional advice concerning the Company's affairs and to gain access to any information they may require in discharging their duties as Directors.

The Board formally evaluates its performance and effectiveness, and that of its Committees, Directors and the Chairman, every second year. A formal evaluation was conducted by a global management and leadership advisory firm in 2021, whereafter each Committee formally evaluated its own performance during 2022.

### Board evaluation process

**BOARD EVALUATION FRAMEWORK AND DATA COLLECTION**

Questionnaires focusing on the performance of the Board, its Committees, the Directors and the Chairman are developed and completed by all the Directors. Interviews on potential enhancements going forward are also conducted as appropriate.

**DISCUSSION OF RESULTS**

The data collected is analysed and the Nomination and Governance Committee reviews feedback whereafter the salient features thereof are discussed with the full Board. Each Committee also reviews its own performance feedback.

**ENHANCEMENT**

The Board develops plans to take action based on the results, as appropriate. The implementation of these plans is monitored and progress is shared, as appropriate.

Subsequent to the formal evaluation conducted in 2021, the Board concluded that it is effective and the Directors are satisfied that the evaluation process is contributing to the improvement of the Board's performance and effectiveness. The Board further agreed during the review of its performance in 2022 that it is satisfied with the following progress made on the key considerations identified to be addressed during the evaluation:

- Key skills and competencies have been identified that would be required for Future Sasol. The succession plan has been developed taking into consideration these required skills and competencies.
- The Board determined that the maximum number of Directors would be 14 for the time being. The ideal size of the Board is an ongoing matter for consideration, especially given the key skillsets and competencies identified, and taking into account Sasol's international footprint and complexity, among other factors.
- The number of Board meetings has been increased to ensure that Directors are kept abreast of developments. Team dynamics and culture remain key focus areas for the Board. A number of engagements took place during the year to strengthen cohesion among Directors.
- The quantity and focus of material being provided to the Board and its Committees have been revised to ensure constructive dialogue is supported during meetings.

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INTRODUCTION | ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE DELIVERING GOVERNANCE AND REWARDS ADMINISTRATION

# GOVERNANCE (CONTINUED)

## Our Board Committees

**The Committees established by the Board play an important role in enhancing standards of governance and effectiveness within the Group.**

### Audit Committee

Chairman: **GMB Kennealy***

**MEMBERS**

KC Harper
NNA Matyumza
S Subramoney
S Westwell

* Appointed as Chairman 1 September 2021 subsequent to the retirement of C Beggs on 31 August 2021.

**5** Meetings **100%** Attendance

**MANDATE**

- To oversee the quality and integrity of Sasol's integrated and financial reporting
- To oversee the qualification, independence and effectiveness of the internal and external audit functions
- To oversee compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements
- To oversee financial market risk management and hedging matters

**KEY MATTERS DEALT WITH IN 2022 AND FOCUS AREAS FOR 2023**

- Ensuring the integrity and effectiveness of reporting
- Financial management, key audit matters and significant areas of judgement. The Committee will continue to ensure financial systems, processes and controls operate effectively and respond to changes in the operating and regulatory environment
- Financial performance, specifically considering the impact of the COVID-19 pandemic, market volatility, geopolitical uncertainty and disruption
- Balance sheet and liquidity management. It is key to drive resilience and cash flow improvement through the delivery of Sasol 2.0 targets, and essential that capital allocation principles prioritise and strengthen our balance sheet, reducing net debt to EBITDA to below 1,5 times and reintroducing the dividend
- Ensuring effective combined assurance, internal control and risk management

AFS For more detail refer to the Report of the Audit Committee in our Annual Financial Statements available on our website www.sasol.com

### Capital Investment and Digital Committee

Chairman: **S Westwell**

**MEMBERS**

MJ Cuambe
M Flöel
VD Kahla
HA Rossouw***
MBN Dube
FR Grobler
GMB Kennealy

* PJ Roberson resigned as non-Executive Director and member of the Committee at the conclusion of Sasol Limited's Annual General Meeting on 19 November 2021.
** Mr P Victor resigned as Executive Director and member of the Committee on 30 June 2022.
*** Appointed as Executive Director and member on 1 July 2022.

**4** Meetings **100%** Attendance

**MANDATE**

- To evaluate mergers, acquisitions, investments, divestments and disposals prior to approval by the Board
- To monitor these mergers, acquisitions and Board-approved investments, divestments and disposals, as well as the Company's capital allocation and asset review programmes
- To lead the strategic direction of digital and IM development in a manner that supports the Group in achieving its strategic objectives and ensures the optimal return on digital and IM investment
- To oversee that the control environment of information and technology is appropriately managed and that any risks posed by pursuing or not advancing certain digital strategies are addressed

**KEY MATTERS DEALT WITH IN 2022 AND FOCUS AREAS FOR 2023**

- Overseeing the further development of Sasol's digital strategies and technology solutions and monitoring cyber security and information and operating technology issues
- Overseeing investments and divestments and monitoring updates on the Group's asset review. The successful divestment of a 30% equity interest in ROMPCO marked the completion of the major transactions in Sasol's accelerated, strategy-aligned, asset divestment programme announced in March 2020. We are now focused on implementing and expanding growth opportunities (green $H_2$/SAF) through collaborative partnerships and innovation
- Monitoring progress of Mozambique projects and strategic approaches to developing large-scale natural gas import opportunities of South Africa. Sasol remains fully committed to its integrated natural gas business in Southern Africa, which is integral to our long-term strategy
- Monitoring the Group's capital performance

### Nomination and Governance Committee

Chairman: **SA Nkosi**

**MEMBERS**

MBN Dube*
GMB Kennealy*
MEK Nkeli
S Westwell

* Appointed as member 1 October 2021.
** M Flöel rotated as member on 1 October 2021.
*** PJ Roberson retired as non-Executive Director and member of the Committee at the conclusion of Sasol Limited's annual general meeting on 19 November 2021.

**6** Meetings **100%** Attendance

**MANDATE**

- To ensure effective corporate governance
- To assist with the composition of the Board and its Committees, succession planning and the appointment of Directors
- To manage the performance of the Board, its Committees and Directors
- To monitor compliance and provide reasonable assurance regarding the quality, integrity and reliability of compliance risk management
- To assist with ensuring all stakeholders' needs and interests are taken into account and are balanced

**KEY MATTERS DEALT WITH IN 2022 AND FOCUS AREAS FOR 2023**

- Ensuring general corporate governance mechanisms and the framework are appropriate and effective in view of developments in the Group and its business environment
- Re-evaluating the composition of the Board and its Committees and succession planning
- Ensuring optimal performance by the Board and its Committees, the Directors and addressing areas identified for improvement during the evaluation process
- Strengthening our stakeholder relationships to ensure – among others – economic transformation, localisation and a Just Transition and balancing our stakeholders' needs and interests while also maintaining regular and transparent communication and disclosure

### Remuneration Committee

Chairman: **MEK Nkeli**

**MEMBERS**

MJ Cuambe*
M Flöel
SA Nkosi
NNA Matyumza
S Subramoney**

* Appointed on 19 November 2022.
** Appointed 1 October 2021.
*** PJ Roberson retired as non-Executive Director and member of the Committee at the conclusion of Sasol Limited's Annual General Meeting on 19 November 2021.

**6** Meetings **100%** Attendance

**MANDATE**

- To ensure the Group remunerates its employees fairly, responsibly and transparently by, *inter alia*, implementing affordable, competitive and fair reward practices so as to promote the achievement of strategic objectives and positive outcomes in the short, medium, and long term
- To provide a channel of communication between the Board and management on remuneration matters

**KEY MATTERS DEALT WITH IN 2022 AND FOCUS AREAS FOR 2023**

- Ensuring effective reward practices and remuneration policy, continuing to engage with our shareholders on our Remuneration Policy and Implementation Report and ensuring the appropriateness of our reward practices
- Reviewing short-term and long-term incentive plan targets and design principles to ensure ongoing relevance
- Reviewing the status of healthcare and retirement plans in the Group
- Reviewing people retention risks and approved mitigation plans

IR For more detail refer to the Remuneration Report on page 62.

### Safety, Social and Ethics Committee

Chairman: **MBN Dube**

**MEMBERS**

MJ Cuambe
FR Grobler
MEK Nkeli
M Flöel*
VD Kahla
S Westwell

* Appointed 1 October 2021.
** C Beggs retired as non-Executive Director and member of the Committee on 31 August 2021.
*** ZM Mkhize retired as non-Executive Director and member of the Committee at the conclusion of Sasol Limited's Annual General Meeting on 19 November 2021.

**9** Meetings **97%**^ Attendance

**MANDATE**

- To perform the role of a Social and Ethics Committee as required in terms of the Companies Act
- To ensure that the manner in which Sasol governs social and ethics performance promotes an ethical culture and that Sasol conducts itself as a responsible corporate citizen
- To monitor the Group's policies and standing in relation to ethical and optimal labour and employment practices and care for our people
- To monitor Sasol's strategies, policies, performance and the progressive implementation of its sustainability, SHE, social and ethics practices

**KEY MATTERS DEALT WITH IN 2022 AND FOCUS AREAS FOR 2023**

- Ensuring processes are in place to promote an ethical culture which encourages safety
- Humanising safety and ensuring the safety of our employees, suppliers, customers and communities – the Committee continues to closely monitor the processes being put in place to avoid the occurrence of high-severity incidents
- Driving transformation and an ethical work environment
- Monitoring the Group's activities relating to good corporate citizenship
- Ensuring Sasol's sustainability, specifically focusing on climate change and Sasol's impact on the environment as well as air quality. Delivering on our emission-reduction targets and meeting our air quality compliance obligations is of utmost importance
- Continuing with identifying, assessing and monitoring stakeholders' expectations and ensuring meaningful engagement
- Reviewing existing business risk profiles with the intention to integrate human rights into our business processes with follow up monitoring and reporting on human rights

SR For more detail refer to the Report of the Chairman of the Safety, Social and Ethics Committee in our Sustainability Report available on our website, www.sasol.com

^ Due to prior commitments, Ms MEK Nkeli and Mr ZM Mkhize could not attend a special meeting that had not been scheduled in advance.

The President and CEO is not a member of the Audit Committee, Remuneration Committee nor the Nomination and Governance Committee but attends meetings by invitation. He is requested to leave the meeting, when appropriate, before any decisions are made that relate to him personally.

The complete terms of reference of the Committees are available on our website www.sasol.com

SASOL INTEGRATED REPORT 2022 61